FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby announces to the market that, on this date, it held an Extraordinary General Meeting that resolved on changes to the composition of the Board of Directors, which will henceforth be comprised of 15 members, of which four will remain as independent members.

Mr. Abilio dos Santos Diniz remains as Chairman of the Board of Directors. The following members, appointed by the shareholder Casino, Guichard‐Perrachon (“Casino”), will join the Board: Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves and Mr. Roberto Oliveira de Lima. The new composition of the Company’s Board of Directors after the changes approved by this Extraordinary General Meeting will be as follows: Abilio dos Santos Diniz, Antoine Marie Remi Lazars Giscard D’Estaing, Arnaud Strasser, Candido Botelho Bracher, Eleazar de Carvalho Filho, Fábio Schvartsman, Geyze Marchesi Diniz, Guilherme Affonso Ferreira, Jean Louis Bourgier, Jean-Charles Henri Naouri, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Pedro Paulo Falleiros dos Santos Diniz, Roberto Oliveira de Lima and Ulisses Kameyama. Mrs. Ana Maria Falleiros dos Santos Diniz D‘Avila and Mr. João Paulo Falleiros dos Santos Diniz will no longer be members of the Company’s Board of Directors.

On the same date, Wilkes Participações S.A. (“Wilkes”), the Company’s controlling shareholder, also held an Extraordinary General Meeting that resolved to change the Board of Directors’ chair of  Wilkes. Mr. Jean-Charles Henri Naouri, Casino’s CEO, will henceforth be Chairman of the aforementioned Board, a position previously held by Mr. Abilio dos Santos Diniz. The composition of Willkes' Board of Directors, though, remained unchanged, with the following members: Jean-Charles Henri Naouri, Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D‘Avila and Arnaud Strasser.

Due to these changes, Casino, as per the Company’s Shareholders’ Agreement, will be the controlling shareholder of Grupo Pão de Açúcar. This notice supplements the information disclosed by the Company through Notices to the Market released on March 22 and May 15, 2012.

The Company wishes to reiterate that it has high standards of corporate governance and a professional management team, which enable it to strengthen its commitment towards promoting sustainable growth with continuous improvement in its results, always on behalf of its millions of consumers, its shareholders, its more than 150,000 employees and the society.

São Paulo, June 22, 2012

Vitor Fagá de Almeida

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 22, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.